SILVER BUTTE COMPANY

45 NE 410 Loop, Suite 495

San Antonio, TX 78216

210-524-9724

March 8, 2011

H. Roger Schwall

Securities & Exchange Commission

Washington, D.C. 20549

Re:

Silver Butte Company

Form 10-K for the Fiscal Year Ended August 31, 2010

Filed November 10, 2010

Form 10-Q for the Fiscal Year Ended November 30, 2010

Filed January 12, 2011

Form 8-K

Filed January 14, 2011

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Filed January 24, 2011

File No. 1-05790

Mr. Schwall:

I am writing in response to the Staff's comment letter dated February 24, 2011 concerning Silver Butte's response to the Staff's comments.

The Company requests a  14-day extension in order to complete its response to the accounting related comments.    Terry Dunne, C.P.A.  is assisting the Company and is seeking guidance from SEC Staff accountant, Paul Monsour, in regard to restating the proforma financial statement.   Additionally, Gulfmark's certifying accountant has not completed its review and company responses  to the Staff's other accounting comments.

Sincerely,

Silver Butte Company

/s/ Michael R. Ward

___________________________

Michael R. Ward, President, CEO